

13030601

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 18181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Golf Host Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36750 US Highway 19 N.
(No. and Street)

Palm Harbor, FL 34684
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra J. Nobile 727-942-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Exempt
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Debra J Nobile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golf Host Securities, Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 1/23/13


DONNA A. LINDNER
Commission # EE 845609
Expires February 19, 2017
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

March 25, 1988

Mr. Richard L. Akin
Assistant Treasurer
Golf Hosts, Inc.
Post Office Drawer 1088
Tarpon Springs, Florida 34688-1088

Dear Mr. Akin:

This is in response to your August 31, 1987 letter wherein you requested a review of the Division of Market Regulation's (the "Division") view that an exemption from filing audited annual financials, as required by paragraph (d) of Rule 17a-5 of the Securities and Exchange Act of 1934 (the "Act") (17 C.F.R. §240.17a-5), was unavailable to Golf Hosts Securities, Inc. ("Securities").

I understand the pertinent facts to be as follows: Golf Hosts, Inc. ("Golf Hosts") is the parent company of both Golf Host Resorts, Inc. ("Resorts") and Securities. Resorts owns and operates Innisbrook Resort and Golf Club in Tarpon Springs, Florida ("Innisbrook") and Tamarron Inn & Golf Club in Durango, Colorado ("Tamarron"). Securities is a registered broker-dealer. Securities acts as a broker (agent) for Innisbrook and Tamarron in soliciting subscriptions for securities. As of February 20, 1987, Innisbrook was merged with and into Tamarron. On March 1, 1988, Golf Hosts Securities, Inc. filed its audited report of financial statements, as required by paragraph (d) of Rule 17a-5, for the calendar year ending December 31, 1987.

Securities is required, pursuant to the provisions of paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Such report must be as of the same fixed or determinable data each year unless a change is approved by the Commission. Securities chose December 31 as its audit date; therefore, Securities was required to prepare a certified annual report as of December 31, 1987.



In light of Securities having filed its audited annual report for the 1987 calendar year, Securities no longer needs exemptive relief from that requirement. With regards to the requirement that Securities file certified financials in 1988, it would appear that due to the merger of Innisbrook and Tamarron, Securities' business is now limited to acting as a broker (agent) for a single issuer.

It is the view of the Division that the exemption provided in paragraph (e) of Rule 17a-5 is available only to a broker or dealer whose securities business has been limited, since the date of the previous financial statements or report filed pursuant to Rule 15b1-2 (17 C.F.R. §240.15b1-2) under the Act, to acting as a broker (agent) for a single issuer. On the basis of your August 31, 1987 letter, subsequent correspondence, and the above facts and representatives, it would appear that Securities would qualify for the exemption from filing audited financial as is provided in Rule 17a-5(e)(e)(1)(A) (17 C.F.R. §240.17a-5(e)(1)(i)(A)) of the Act.

Sincerely,



K. Susan Grafton
Staff Attorney

cc: Kenneth Newman
Atlanta Regional Office

Elizabeth Wollin - Automated Reports
National Association of Securities Dealers, Inc.

Salamander Innisbrook Securities
Profit & Loss Statement
For the Twelve Months Ending December 31, 2012

Current Month							Description	Year-To-Date						
Actual	%	Budget	%	Variance	Last Yr	%		Actual	%	Budget	%	Variance	Last Yr	%
							Revenue							
$53,415	0.0%	$0	0.0%	$53,415	$54,966	0.0%	Commissions Other	$317,126	0.0%	$0	0.0%	$317,126	$217,589	0.0%
53,415	0.0%	0	0.0%	53,415	54,966	0.0%	Total Income	317,126	0.0%	0	0.0%	317,126	217,589	0.0%
							Payroll & Related Expenses							
9,776	0.0%	0	0.0%	9,776	7,774	0.0%	Salaries and Wages	111,193	0.0%	0	0.0%	111,193	111,273	0.0%
8,902	0.0%	0	0.0%	8,902	9,194	0.0%	Incentive	52,825	0.0%	0	0.0%	52,825	36,216	0.0%
4,951	0.0%	0	0.0%	4,951	4,506	0.0%	Payroll Taxes & Emp Benefits	46,631	0.0%	0	0.0%	46,631	45,670	0.0%
23,629	0.0%	0	0.0%	23,629	21,474	0.0%	Total Payroll & Related Expenses	210,649	0.0%	0	0.0%	210,649	193,159	0.0%
							Expenses							
0	0.0%	0	0.0%	0	0	0.0%	Advertising - Direct mail	890	0.0%	0	0.0%	890	94	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Advertising - Display/Directory	0	0.0%	0	0.0%	0	445	0.0%
96	0.0%	0	0.0%	96	0	0.0%	Advertising - Newspapers	1,021	0.0%	0	0.0%	1,021	86	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Audit & Tax	1,200	0.0%	0	0.0%	1,200	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Conferences & Seminars	60	0.0%	0	0.0%	60	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Contract Services	6,731	0.0%	0	0.0%	6,731	3,138	0.0%
0	0.0%	0	0.0%	0	49	0.0%	Brochures & Collateral	0	0.0%	0	0.0%	0	122	0.0%
1,521	0.0%	0	0.0%	1,521	52	0.0%	Dues & Subscriptions	4,595	0.0%	0	0.0%	4,595	842	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Equipment Rental	0	0.0%	0	0.0%	0	284	0.0%
60	0.0%	0	0.0%	60	0	0.0%	Escrow Fees	363	0.0%	0	0.0%	363	0	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Legal Fees	200	0.0%	0	0.0%	200	242	0.0%
333	0.0%	0	0.0%	333	265	0.0%	Licenses & Permits	4,430	0.0%	0	0.0%	4,430	3,123	0.0%
(245)	0.0%	0	0.0%	(245)	(67)	0.0%	Miscellaneous	(1,121)	0.0%	0	0.0%	(1,121)	465	0.0%
37	0.0%	0	0.0%	37	437	0.0%	Office Supplies	1,587	0.0%	0	0.0%	1,587	1,499	0.0%
(178)	0.0%	0	0.0%	(178)	63	0.0%	Postage & Courier	5,609	0.0%	0	0.0%	5,609	2,110	0.0%
36	0.0%	0	0.0%	36	148	0.0%	Printing & Stationery	2,539	0.0%	0	0.0%	2,539	1,082	0.0%
244	0.0%	0	0.0%	244	0	0.0%	Professional Fees	901	0.0%	0	0.0%	901	287	0.0%
306	0.0%	0	0.0%	306	186	0.0%	Public Relations	2,657	0.0%	0	0.0%	2,657	1,963	0.0%
233	0.0%	0	0.0%	233	252	0.0%	Telephone	2,480	0.0%	0	0.0%	2,480	2,745	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Training & Education	0	0.0%	0	0.0%	0	20	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Travel - Meals & Entertainment	115	0.0%	0	0.0%	115	144	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Travel Expense	0	0.0%	0	0.0%	0	81	0.0%
2,443	0.0%	0	0.0%	2,443	1,385	0.0%	Total Expenses	34,257	0.0%	0	0.0%	34,257	18,772	0.0%
							Fixed Expenses							
2,583	0.0%	0	0.0%	2,583	2,583	0.0%	Rent	31,000	0.0%	0	0.0%	31,000	30,850	0.0%
(2,218)	0.0%	0	0.0%	(2,218)	1,085	0.0%	Insurance - Liability	14,239	0.0%	0	0.0%	14,239	13,315	0.0%
342	0.0%	0	0.0%	342	342	0.0%	Depreciation	342	0.0%	0	0.0%	342	342	0.0%
707	0.0%	0	0.0%	707	4,010	0.0%	Total Fixed Expenses	45,581	0.0%	0	0.0%	45,581	44,507	0.0%

26,636	0.0%	0	0.0%	26,636	28,097	0.0%	Income before Interest & Taxes	26,639	0.0%	0	0.0%	26,639	(38,849)	0.0%
							Interest Capital & Other							
102	0.0%	0	0.0%	102	102	0.0%	Capital Charge	1,226	0.0%	0	0.0%	1,226	1,226	0.0%
0	0.0%	0	0.0%	0	0	0.0%	Income Tax	0	0.0%	0	0.0%	0	1,200	0.0%
102	0.0%	0	0.0%	102	102	0.0%	Total Interest Capital & Other	1,226	0.0%	0	0.0%	1,226	2,426	0.0%
26,534	0.0%	0	0.0%	26,534	27,995	0.0%	Net profit	25,413	0.0%	0	0.0%	25,413	(41,275)	0.0%

Salamander Innisbrook Securities
Balance Sheet
December 31, 2012

	12/31/12
Assets	
Cash Account	65,977
Accounts Receivable	-
Inventory	242
Prepaid Expenses	8,704
InterCompany	(13)
Deposits	-
Property Plant & Equipment	342
Deferred Expenses	-
Total Assets	75,252
Liabilities	
Accounts Payable	-
Accrued Liabilities	11,614
Other Current Liabilities	-
Notes Payable - Short term	-
Notes Payable - Long Term	6,131
Total Liabilities	17,746
Owner's Equity	
Owner's Contributions	60,437
Owner's Withdrawals	
Retained Earnings	(28,344)
Retained Earnings Current Year	25,413
Total Owner's Equity	57,506
Total Liabilities and Owner's Equity	75,252

Date: 1/22/13 1:40 PM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

GOLF HOST SECURITIES, INC. [13]

SEC. FILE NO.

8-18181 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

36750 US HWY 19 N. [20]
(No. and Street)

FIRM ID NO.

11163 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

10/01/12 [24]

AND ENDING (MM/DD/YY)

12/31/12 [25]

PALM HARBOR [21] FL [22] 34684 [23]
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area code) - Telephone No.

[30]   [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

[32]   [33]
[34]   [35]
[36]   [37]
[38]   [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [40]   NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ________ day of ________ 20 ____

Manual Signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

Date: 1/22/13 1:40 PM

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
GOLF HOST SECURITIES, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 8-18181 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 64,977 [200]		$ 64,977 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivables from non-customers	[355]	47,710 [600]	47,710 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	342 [680]	342 [920]
11. Other assets	[535]	8,946 [735]	8,946 [930]
12. Total Assets	$ 64,977 [540]	$ 56,998 [740]	$ 121,975 [940]

OMIT PENNIES

Date: 1/22/13 1:40 PM

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC. as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable		$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:				
A. Clearance account		[1114]	[1315]	[1560]
B. Other		[1115]	[1305]	[1540]
15. Payable to non-customers		[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value			[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other		17,746 [1205]	[1385]	17,746 [1685]
18. Notes and mortgages payable:				
A. Unsecured		[1210]		[1690]
B. Secured		[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:				
A. Cash borrowings:			[1400]	[1710]
1. from outsiders	$ [970]			
2. Includes equity subordination (15c3-1(d)) of	$ [980]			
B. Securities borrowings, at market value from outsiders	$ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements			[1420]	[1730]
1. from outsiders	$ [1000]			
2. includes equity subordination (15c3-1(d)) of	$ [1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	[1750]
20. TOTAL LIABILITIES		$ 17,746 [1230]	$ [1450]	$ 17,746 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		60,437 [1793]
D. Retained earnings		43,792 [1794]
E. Total		104,229 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 104,229 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 121,975 [1810]

OMIT PENNIES

Date: 1/22/13 1:40 PM

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC. as of 12/31/12

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	104,229	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				104,229	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	104,229	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 56,998	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	56,998)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	47,231	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	47,231	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/22/13 1:40 PM

BROKER OR DEALER

GOLF HOST SECURITIES, INC. as of 12/31/12

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	1,183	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	42,231	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	41,231	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	17,746	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	17,746	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	37.57	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Date: 1/22/13 1:40 PM

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC.

For the period (MMDDYY) from 10/01/12 [3932] to 12/31/12 [3933]

Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	111,403	3995
9. Total revenue	$ 111,403	4030

EXPENSES	Sub-amount	Code	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			61,319	4120
11. Other employee compensation and benefits				4115
12. Commissions paid to other brokers-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses				4195
15. Other expenses			18,081	4100
16. Total expenses			$ 79,400	4200

NET INCOME	Sub-amount	Code	Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ 32,003	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 32,003	4230

MONTHLY INCOME	Amount	Code
23. Income (current month only) before provision for Federal Income taxes and extraordinary items	26,636	4211

Date: 1/22/13 1:40 PM

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

GOLF HOST SECURITIES, INC.

For the period (MMDDYY) from 10/01/12 to 12/31/12

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 72,226	4240
A. Net income (loss)			32,003	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 104,229	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

Status: Accepted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2012 [8004]
or if less than 12 months

Report for the period beginning ____________ [8005] and ending ____________ [8006]
MM DD YY MM DD YY

SEC FILE NUMBER
8-18181 [8011]

1. NAME OF BROKER DEALER

GOLF HOST SECURITIES, INC. [8020] N 9

OFFICIAL USE ONLY

Firm No M M Y Y

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

NAME : ____________ [8053]
NAME : ____________ [8054]
NAME : ____________ [8055]
NAME : ____________ [8056]

OFFICIAL USE ONLY [8057] [8058] [8059] [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers:
(enter applicable code: 1=Yes 2=No) 2 [8073]

4. Respondent is registered as a specialist on a national securities exchange:
(enter applicable code: 1=Yes 2=No) 2 [8074]

5. Respondent makes markets in the following securities:
(a) equity securities . . . . (enter applicable code: 1=Yes 2=No) 2 [8075]
(b) municipals . . . . (enter applicable code: 1=Yes 2=No) 2 [8076]
(c) other debt instruments . . . . (enter applicable code: 1=Yes 2=No) 2 [8077]

6. Respondent is registered solely as a municipal bond dealer:
(enter applicable code: 1=Yes 2=No) 2 [8078]

7. Respondent is an insurance company or an affiliate of an insurance company:
(enter applicable code: 1=Yes 2=No) 2 [8079]

8. Respondent carries its own public customer accounts:
(enter applicable code: 1=Yes 2=No) 2 [8084]

9. Respondent's total number of public customer accounts:
(carrying firms filing X-17A-5 Part II only)
(a) Public customer accounts . . . . [8080]
(b) Omnibus accounts . . . . [8081]

10. Respondent clears its public customer and/or proprietary accounts:
(enter applicable code: 1=Yes 2=No) 2 [8085]

Status: Accepted

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:

(enter a "1" in appropriate boxes)

Item	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing		8089
(e) Other		8090

If Other please describe:

Item	Value	Code
(f) Not applicable	1	8091

12.(a) Respondent maintains membership(s) on national securities exchanges(s):

Item	Value	Code
(enter applicable code 1=Yes 2=No)	2	8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(enter a "1" in appropriate boxes)

Item	Value	Code
(1) NYSE AMEX, LLC		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	3	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	2	8102

Item	Value	Code
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates repondent was a member	0	8104

Carrying or clearing firms filing X-17A Part II)

16. Number of respondent's public customer transactions:

Item	Value	Code
Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option and other transactions effected on or off a national securities exchange		8109

Status: Accepted

FOCUS REPORT
Schedule I
page 3

Item	Value	Code
17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	1	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with , a U.S. bank (enter applicable code 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of institution		8132
20. Respondent is an affiliate or subsidary of a foreign broker-dealer or bank (enter applicable code 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidary of a registered broker-dealer (enter applicable code 1=Yes 2=No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

*Required in any Schedule I filed for the calendar year 1978 and succeeding years

FINRA Miscellaneous Information

Item	Value	Code
Annual Municipal Income	$ 0	8151